December 20, 2013

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	DireXion Insurance Trust
DireXion VP Indexed Commodity Strategy Fund
DireXion VP Indexed Managed Futures Strategy Fund
DireXion VP Long/Short Global Currency Fund
DireXion Zacks VP MLP High Income Fund
File Nos. 333-93813; 811-09761
Post-Effective Amendment No. 42

Ladies and Gentlemen:

We have acted as counsel to DireXion Insurance Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 42 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP